SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    Form 6-K
                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

     Reporting certain events occurring during the month of November, 2000.

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                        WHEREVER.NET HOLDING CORPORATION

                           Suite 4701 - NatWest Tower
                        One Matheson Street, Causeway Bay
                    Hong Kong SAR, People's Republic of China



        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                             Form 20-F [X] Form 40-F

   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                   Yes     No [X]



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Item 5.  Other Information

SHARES PURCHASED BY EXECUTIVE OFFICERS

      During the month of November, 2000, certain of our executive officers purchased our American Depositary Shares (each such share representing one of our common shares) as follows:

      Chris Pon-Yean Lee, the Chairman of our Board of Directors, purchased 15,300 shares at an average price of $1.8995 per share for a total of $29,062;

      Johnny Lee, our President and Chief Executive Officer, purchased 15,000 shares at an average price of $1.9375 per share for a total of $29,062;

      Fernando Bensuaski, our Executive Vice President and Chief Financial Officer, purchased 16,000 shares at an average price of $1.8125 per share for a total of $29,000;

      Hui Hua (Andy) Lim, our Executive Vice President and Chief Technology Officer, purchased 4,148 shares of an average price of $1.75 per share for a total of $7,259;

      Harold Yow, our Executive Vice President and Head of the Strategic Business Units, purchased 14,500 shares at an average price of $2.00 per share for a total of $29,000; and

      Bruce Finlayson, our Executive Vice President - Global Business, purchased 9,779 shares at an average price of $2.0009 per share for a total of $19,567.

      In each case, the shares were purchased on the open market with funds from loans obtained through our employee loan program. Such loans are non-recourse, bear no interest, are secured by the shares purchased, and will be forgiven for any borrower who remains in our employment for at least two years following the date of the loan.

APPOINTMENT OF CHIEF OPERATING OFFICER

      On November 20, 2000, our Board of Directors promoted Fernando Bensuaski to our newly created position of Executive Vice President and Chief Operating Officer. Mr. Bensuaski currently serves as our Executive Vice President and Chief Financial Officer, and will continue to serve in such capacity until a successor is CFO is named. Thereafter he will continue to serve as our Chief Operating Officer.

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SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


WHEREVER.NET HOLDING CORPORATION


By:/S/ CHUNG-PIN (JOHNNY) LEE         Date:  December 11, 2000
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Chung-Pin (Johnny) Lee
Chief Executive Officer


By:/S/ FERNANDO BENSUASKI             Date:  December 11, 2000
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Fernando Bensuaski
Chief Financial Officer